UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
April 14, 2010

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

FuelCell Energy, Inc.

File No. 001-14204 CF#24383

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FuelCell Energy, Inc. submitted an application under Rule 24b-2 requesting confidential treatment for information it excluded from the Exhibits to a Form 8-K filed on November 2, 2009, as amended.

Based on representations by FuelCell Energy, Inc. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibits will not be released to the public for the time periods specified:

Exhibit 10.1 filed on April 13, 2010   through November 1, 2017
Exhibit 10.2 filed on April 13, 2010   through November 1, 2017

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Daniel Morris
Special Counsel